Exhibit 99.1
THOMSON REUTERS CORPORATION
(An Ontario corporation)
US$750,000,000 5.95% Notes due 2013
US$1,000,000,000 6.50% Notes due 2018
TERMS AGREEMENT
June 17, 2008
Thomson Reuters Corporation
3 Times Square
New York, New York 10036
Ladies and Gentlemen:
               We understand that Thomson Reuters Corporation, an Ontario corporation (the “Company”), proposes to issue and sell US$750,000,000 aggregate principal amount of the Company’s 5.95% Notes due 2013 (the “Notes due 2013”) and US$1,000,000,000 aggregate principal amount of the Company’s 6.50% Notes due 2018 (the “Notes due 2018” and, together with the Notes due 2013, the “Underwritten Securities”) which will be fully and unconditionally guaranteed by Thomson Reuters PLC, a public limited company existing under the laws of England and Wales (the “Guarantor”) (the “Guarantee” and, collectively with the Underwritten Securities, the “Securities”). Subject to the terms and conditions set forth or incorporated by reference herein, the Underwriters named in Schedule A hereto, offer to purchase, severally and not jointly, the respective amounts of the Underwritten Securities set forth opposite their respective names at the purchase price set forth below.
               The Underwritten Securities shall have the following terms:

Title of Underwritten Securities:	5.95% Notes due 2013
6.50% Notes due 2018

Principal amount to be issued:	US$750,000,000 Notes due 2013
US$1,000,000,000 Notes due 2018

Current ratings:	Moody’s Investors Service, Inc.: Baa1(stable)
Standard & Poor’s Rating Services: A-(negative)
DBRS Limited: A(low)(stable)
Fitch Ratings Ltd.: A-(stable)

Interest rate:	5.95% per annum for the Notes due 2013
6.50% per annum for the Notes due 2018

Interest payment dates:	January 15 and July 15, commencing January 15, 2009 for the Notes due 2013
January 15 and July 15, commencing January 15, 2009 for the Notes due 2018

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Business day:	When used with respect to any Place of Payment or any other location referred to in the Indenture dated as of November 20, 2001, between the Company, Computershare Trust Company of Canada (“Computershare”) and Deutsche Bank Trust Company Americas (“DB”), each of Computershare and DB a Trustee, as supplemented by an Eighth Supplemental Indenture dated September 20, 2005, an Eleventh Supplemental Indenture dated May 29, 2008 and a Twelfth Supplemental Indenture to be dated the Closing Date (together, the “Indenture”) between the Company and DB as Trustee, expressly or impliedly, which shall include Toronto, Ontario or New York, New York hereunder, or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 301 of the Indenture, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

Regular record dates:	January 1 and July 1, whether or not a Business Day for the Notes due 2013
January 1 and July 1, whether or not a Business Day for the Notes due 2018

Maturity date:	July 15, 2013 for the Notes due 2013
July 15, 2018 for the Notes due 2018

Redemption provisions:	The Underwritten Securities will be redeemable in whole or in part at any time, at the Company’s option, at a Redemption Price equal to the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 40 basis points for the Notes due 2013 and plus 40 basis points for the Notes due 2018, in each case together with accrued interest thereon to the Redemption Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The Underwritten Securities will also be redeemable in whole and not in part at any time, at the Company’s option, at a Redemption Price equal to 100% of the aggregate principal amount of the particular series of Underwritten Securities plus accrued interest to the Redemption Date in the event of certain changes to Canadian withholding taxes.

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Repurchase upon Change of Control Triggering Event:	The Company will be required to make an offer to repurchase the Underwritten Securities at a price equal to 101% of the aggregate principal amount of the particular series, plus accrued and unpaid interest to the date of repurchase, upon a Change of Control Triggering Event (as defined in the Twelfth Supplemental Indenture).

Sinking fund requirements:	None

Initial public offering price:	99.498%, plus accrued interest, if any, from June 20, 2008 for the Notes due 2013
99.084%, plus accrued interest, if any, from June 20, 2008 for the Notes due 2018

Purchase price paid by Underwriters:	99.098%, plus accrued interest, if any, from June 20, 2008 for the Notes due 2013
98.584%, plus accrued interest, if any, from June 20, 2008 for the Notes due 2018

Form:	Registered book-entry only Global Notes delivered through the facilities of The Depository Trust Company

Closing date and location:	June 20, 2008, 9:00 a.m.,
New York City time,
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069

Date referred to in Section 3(h) of the Basic Provisions:	June 17, 2008 through the Closing Date.

Applicable Time:	4:30 p.m., June 17, 2008
               All the provisions contained in the document attached as Annex A hereto entitled “Thomson Reuters Corporation-Debt Securities-Underwriting Agreement Basic Provisions” (the “Basic Provisions”) are hereby incorporated by reference in their entirety herein and shall be deemed to be a part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined. References in the Basic Provisions to “Representatives” shall in each case refer to Barclays Capital Inc., Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and references to “Underwriters” shall in each case refer to the underwriters listed in Schedule A hereto.
               In addition to the provisions contained in the Basic Provisions, the Company and the Guarantor represent that the financial information contained in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the headings “Selected Pro Forma Consolidated Financial Information” and “Capitalization and Indebtedness” is derived from the accounting records of Thomson Reuters and fairly presents in

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all material respects the information purported to be shown thereby. The unaudited pro forma financial information, together with the notes thereto, included in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus have been prepared in accordance with the rules and guidelines of the Canadian securities regulatory authorities with respect to pro forma financial statements and have been properly presented in all material respects on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein during the periods involved, except as otherwise described therein.
               In addition to the provisions contained in the Basic Provisions, we represent and agree with the Company and the Guarantor that:
(i)	we have not and will not offer, sell or deliver any of the Underwritten Securities directly or indirectly, or distribute the Canadian Base Prospectus, the U.S. Base Prospectus, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus or any other offering material relating to the Underwritten Securities, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on the Company or the Guarantor, except as set forth in the Basic Provisions or this Agreement; and

(ii)	we will not directly or indirectly offer, sell or deliver any Underwritten Securities purchased by us under this Agreement in Canada or to any resident of Canada, in contravention of the securities laws of any province or territory of Canada, and any selling agreement or written arrangement with respect to the Underwritten Securities will require any dealer or other party thereto to make a representation to the same effect.
[SIGNATURE PAGE FOLLOWS]

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               Please accept this offer by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us.

Very truly yours, BARCLAYS CAPITAL INC.
By:	/s/ Pamela Kendall
	Name:	Pamela Kendall
	Title:	Director

GREENWICH CAPITAL MARKETS, INC.
By:	/s/ Tom Bausano
	Name:	Tom Bausano
	Title:	Managing Director

J.P. MORGAN SECURITIES INC.
By:	/s/ Maria Sramek
	Name:	Maria Sramek
	Title:	Executive Director

MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Yurij Slyz
	Name:	Yurij Slyz
	Title:	Vice President
On behalf of themselves and the other several Underwriters named in Schedule A hereto.

[Signature Page to Terms Agreement]

Accepted:

THOMSON REUTERS CORPORATION

By:	/s/ David Shaw

Name: David Shaw
Title: Treasurer

THOMSON REUTERS PLC

By:	/s/ David Shaw

Name: David Shaw
Title: Treasurer
[Signature Page to Terms Agreement]

SCHEDULE A

	Principal	Principal
	amount of	amount of
	5.95% Notes	6.50% Notes
Underwriter	due 2013	due 2018
Barclays Capital Inc.	$127,500,000	$170,000,000
Greenwich Capital Markets, Inc.	127,500,000	170,000,000
J.P. Morgan Securities Inc.	127,500,000	170,000,000
Morgan Stanley & Co. Incorporated	127,500,000	170,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	0	79,010,003
Banc of America Securities LLC	50,000,000	40,330,000
RBC Capital Markets Corporation	50,000,000	40,330,000
Lehman Brothers Inc.	50,000,000	40,330,000
BMO Capital Markets Corp.	10,000,000	13,333,333
Citigroup Global Markets Inc.	10,000,000	13,333,333
Deutsche Bank Securities Inc.	10,000,000	13,333,333
Goldman, Sachs & Co.	10,000,000	13,333,333
HSBC Securities (USA) Inc.	10,000,000	13,333,333
Standard Chartered Bank	10,000,000	13,333,333
TD Securities (USA) LLC	10,000,000	13,333,333
UBS Securities LLC	10,000,000	13,333,333
Wachovia Capital Markets, LLC	10,000,000	13,333,333

Total	$750,000,000	$1,000,000,000

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SCHEDULE B
Final Pricing Term Sheet
Filed pursuant to Rule 433
File Nos. 333-151266 and 333-151267
June 17, 2008
Thomson Reuters Corporation
Final Pricing Term Sheet – 5.95% Notes due 2013

Issuer:	Thomson Reuters Corporation
Guarantor:	Thomson Reuters PLC
Current Ratings:	Baa1/A-/A-/AL
Security Type:	SEC Registered
Principal Amount:	$750,000,000
Maturity Date:	July 15, 2013
Coupon:	5.95%
Public Offering Price:	99.498%
Yield to Maturity:	6.065%
Spread:	+243 basis points
Benchmark Treasury:	UST 3.50% due May 31, 2013
Treasury Yield/Price:	3.635% / 99-12+
Trade Date:	6/17/2008
Settlement Date:	6/20/2008
Interest Payment Dates:	January 15 & July 15 commencing 1/15/2009
CUSIP:	884903 BA2
Make-Whole Call:	Greater of Par or T+ 40 basis points
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Bookrunning Managers:	Barclays Capital Inc.
Greenwich Capital Markets, Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Banc of America Securities LLC
RBC Capital Markets Corporation
Lehman Brothers Inc.
Co-Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Standard Chartered Bank
TD Securities (USA) LLC
UBS Securities LLC
Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
This communication is intended for the sole use of the person to whom it is provided by us.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663, Greenwich Capital Markets, Inc. toll free at 1-866-884-2071, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

Thomson Reuters Corporation
Final Pricing Term Sheet – 6.50% Notes due 2018

Issuer:	Thomson Reuters Corporation
Guarantor:	Thomson Reuters PLC
Current Ratings:	Baa1/A-/A-/AL
Security Type:	SEC Registered
Principal Amount:	$1,000,000,000
Maturity Date:	July 15, 2018
Coupon:	6.50%
Public Offering Price:	99.084%
Yield to Maturity:	6.625%
Spread:	+243 basis points
Benchmark Treasury:	UST 3.875% due May 15, 2018
Treasury Yield/Price:	4.195% / 97-13+
Trade Date:	6/17/2008
Settlement Date:	6/20/2008
Interest Payment Dates:	January 15 & July 15 commencing 1/15/2009
CUSIP:	884903 BB0
Make-Whole Call:	Greater of Par or T+ 40 basis points
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Bookrunning Managers:	Barclays Capital Inc.
Greenwich Capital Markets, Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
RBC Capital Markets Corporation
Lehman Brothers Inc.
Co-Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Standard Chartered Bank
TD Securities (USA) LLC
UBS Securities LLC
Wachovia Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
This communication is intended for the sole use of the person to whom it is provided by us.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more

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complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663, Greenwich Capital Markets, Inc. toll free at 1-866-884-2071, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

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SCHEDULE C
Additional Free Writing Prospectuses
None

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ANNEX A
THOMSON REUTERS CORPORATION
(an Ontario corporation)
DEBT SECURITIES
UNDERWRITING AGREEMENT BASIC PROVISIONS
     Thomson Reuters Corporation, an Ontario corporation (the “Company”) proposes to issue and sell up to US$3,000,000,000 aggregate principal amount of the Company’s debt securities which will be fully and unconditionally guaranteed by Thomson Reuters PLC, a public limited company existing under the laws of England and Wales (including, as the context so requires, as successor issuer to Reuters Group PLC for public reporting purposes, the “Guarantor”) in accordance with the Thomson Reuters PLC Deed of Guarantee dated April 17, 2008 between the Company and the Guarantor (the “Guarantee”) from time to time on terms to be determined at the time of sale (such debt securities constituting the “Underwritten Securities” with respect to a Terms Agreement (as defined below) and, collectively with the Guarantee, the “Securities”). The Underwritten Securities will be issued under an indenture dated as of November 20, 2001, as supplemented on the dates set forth in the Terms Agreement (the “Indenture”) between the Company, Computershare Trust Company of Canada (“Computershare”) and Deutsche Bank Trust Company Americas (“DB”), each of Computershare and DB, a Trustee. Each issue of Underwritten Securities may vary as to the aggregate principal amount, maturity date, interest rate or formula and timing of payments thereof, redemption provisions, conversion provisions and sinking fund requirements, if any, and any other variable terms which the Indenture contemplates may be set forth in the Underwritten Securities as issued from time to time. For purposes herein, “Thomson Reuters” refers to the Company and the Guarantor and their respective consolidated subsidiaries which operate as a unified group under a dual listed company structure.
     This is to confirm the arrangements with respect to the purchase of Underwritten Securities from the Company by the Representatives and the several Underwriters listed in the applicable terms agreement entered into among the Representatives, the Company and the Guarantor of which this Underwriting Agreement Basic Provisions is Annex A thereto (the “Terms Agreement”). With respect to any particular Terms Agreement, the Terms Agreement, together with the provisions hereof incorporated therein by reference, is herein referred to as the “Agreement”. Terms defined in the Terms Agreement are used herein as therein defined.
     The Company has filed an amended and restated short form base shelf prospectus (the “Canadian Base Prospectus”) dated May 29, 2008 with the Ontario Securities Commission (the “Reviewing Authority”) and with the securities commissions in each of the other Provinces of Canada (the “Qualifying Authorities”, provided that the term “Qualifying Authorities” shall mean, with respect to any offering of Securities, only those other Provinces of Canada in which a public offering of such Securities is being made, if any), in accordance with the rules and procedures established pursuant to the securities laws of all the Provinces of Canada and, in particular, pursuant to National Instrument 44–101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (the “Shelf Procedures”). A receipt for the Canadian Base Prospectus has been obtained from the Reviewing Authority which also evidences the issuance of a receipt in the other Provinces of Canada pursuant to Multilateral Instrument 11-202 – Passport System. The term “Canadian Preliminary Prospectus” means any prospectus supplement relating to the Securities that excludes certain pricing information that may be filed with the Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. The term “Canadian Final Prospectus” means the prospectus supplement relating to the Securities that includes the pricing information omitted from the Canadian Preliminary Prospectus, in the form first filed with the Qualifying Authorities after the Applicable Time (as defined in the Terms Agreement) in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.
     The Company and the Guarantor have also filed with the Securities and Exchange Commission (the “Commission”) a combined registration statement on Form F-9 (No. 333-151266) and Form F-3 (No. 333-151267) providing for the registration of the Securities under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”). Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and Form F-3 and the applicable rules and regulations of the Commission), in the form heretofore delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and any post-effective amendments thereto, has become effective under the 1933 Act. Such registration statement on Form F-9 at any given time, as amended to such time, including any exhibits and all documents incorporated therein by reference, and the documents otherwise deemed to be a part thereof or included therein by 1933 Act Regulations, is referred to herein as the “Form F-9 Registration Statement” and such registration statement on Form F-3 at any given time, as amended to such time, including any exhibits and all documents incorporated therein by reference, and the documents otherwise deemed to be a part thereof or included therein by 1933 Act Regulations, is referred to herein as the “Form F-3 Registration Statement.” The Form F-9 Registration Statement and the Form F-3 Registration Statement are collectively referred to herein as the “Registration Statement.” The prospectus included in the Registration Statement at the time it first became effective is referred to herein as the “U.S. Base Prospectus”, and the U.S. Base Prospectus together with the prospectus supplement relating to the Securities in the form first filed with the Commission pursuant to General Instruction II.K. of Form F-9 and Rule 424(b) under the 1933 Act, as applicable, after the Applicable Time is referred to herein as the “U.S. Final Prospectus”. Any preliminary prospectus supplement relating to the Securities filed with the Commission pursuant to General Instruction II.K. of Form F-9 and Rule 424(b) under the 1933 Act, as applicable, and together with the U.S. Base Prospectus is hereafter referred to as a “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus relating to the Securities as amended or supplemented immediately prior to the Applicable Time, taken together with (i) the final term sheet prepared and filed with the Commission by the Company and the Guarantor pursuant to Section 3(a) hereof, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule C to the applicable Terms Agreement and (iii) any other Free Writing Prospectus that the parties to the applicable Terms Agreement shall expressly agree in writing to treat as part of the Disclosure Package are hereafter referred to collectively as the “Disclosure Package”. Any reference herein to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, any preliminary prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein that were filed with the Reviewing Authority or the Commission on or before the date of such document and the documents otherwise deemed to be a part thereof or included therein by 1933 Act Regulations; and any reference herein to any “amendment” or “supplement” to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, any preliminary prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of such document that is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by 1933 Act Regulations and (ii) any such document so filed.
     The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Form F-9 Registration Statement (the “Form F-X”).
     SECTION 1. Representations and Warranties by the Company and the Guarantor.
     The Company and the Guarantor represent, warrant and agree with each Underwriter named in a Terms Agreement as of the date thereof, as of the Applicable Time and as of the Closing Time, as follows:
     (a) Final Receipt; Effectiveness; No Stop Order.
     The Reviewing Authority has issued a receipt with respect to the Canadian Base Prospectus and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or, to the best of the Company’s knowledge, threatened by the Reviewing Authority or any Qualifying Authority. The Registration Statement has become effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement under the 1933 Act is in effect, and no proceedings for such purpose are pending before or, to the best of the Company’s and the Guarantor’s knowledge, threatened by the Commission.
     (b) Compliance with U.S. and Canadian Securities Laws.
     (i) Each document filed or to be filed with the Reviewing Authority and the Qualifying Authorities and incorporated by reference in the Disclosure Package or the Canadian Final Prospectus complied or will comply when so filed in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the securities laws, rules and regulations applicable in all of the other Provinces of Canada in which a public offering of the Securities is being made, if any, as interpreted and applied by the Qualifying Authorities (the

“Canadian Securities Laws”) and, as of the Applicable Time and Closing Time, none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Company meets the general eligibility requirements for use of Form F-9 under the 1933 Act, the Guarantor meets the general eligibility requirements for use of Form F-3 under the 1933 Act and the Company is eligible to use the Shelf Procedures and is eligible to file a short form prospectus with the Reviewing Authority and the Qualifying Authorities, (iii) the Canadian Base Prospectus complied as of the date the receipt was obtained from the Reviewing Authority, and any further amendment thereto will comply as of its issue date, as of the Applicable Time and as of the Closing Time (as hereinafter defined), in all material respects with the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the Canadian Securities Laws, including the Shelf Procedures and the information and statements contained therein will constitute full, true and plain disclosure of all material facts relating to the Company, (iv) the U.S. Base Prospectus conformed as of the date of effectiveness of the Registration Statement to the Canadian Base Prospectus and the U.S. Final Prospectus will conform to the Canadian Final Prospectus as of its issue date and as of the Closing Time, except in each case for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission, (v) each document, if any, filed or to be filed pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) and incorporated by reference in the Disclosure Package or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder, (vi) each part of the Registration Statement (excluding the Statement of Eligibility and Qualification on Form T-1 of a Trustee), when such part became effective, as of the Applicable Time, and at the Closing Time, did not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (vii) the Registration Statement and the U.S. Final Prospectus as of the effectiveness date under the 1933 Act complied and as of the Applicable Time and at the Closing Time will comply in all material respects with the 1933 Act and the 1933 Act Regulations and (viii) the U.S. Final Prospectus, and any amendment or supplement did not contain and will not contain as of the Applicable Time and at the Closing Time any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this Section 1(b) do not apply to statements or omissions in the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus based upon written information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.
     There are no contracts or documents which are required to be described in the Canadian Final Prospectus or the Disclosure Package or to be filed as exhibits to the Form F-9 Registration Statement or the Form F-3 Registration Statement which have not been so described and filed as required.
     Additionally, there are no reports or information that in accordance with the requirements of the Reviewing Authority or the Qualifying Authorities must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents, other than the prospectus supplement relating to the Securities, required to be filed with the Reviewing Authority or the Qualifying Authorities in connection with the Canadian Final Prospectus that have not been filed as required.
     As of the Applicable Time and as of the Closing Time, the Disclosure Package does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon written information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.
     At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Securities, the Company was not and is not an Ineligible Issuer (as defined in Rule 405 under the 1933 Act (“Rule 405”)), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer. The Representatives have notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities.
     As of the Applicable Time and the Closing Time, each Issuer Free Writing Prospectus did not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If prior to the Closing Time there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package based upon information relating to an Underwriter furnished to the Company by such Underwriter through the Representatives expressly for use therein.
     (c) Financial Statements.
     (i) The consolidated financial statements of the Company included in the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, together with the related schedules, if any, and notes, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of earnings, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved (except as otherwise specified in the notes thereto).

     (ii) The consolidated financial statements of the Guarantor included in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, together with the related schedules, if any, and notes, present fairly, in all material respects, the consolidated financial position of the Guarantor and its consolidated subsidiaries at the dates indicated and the statement of earnings, shareholders’ equity and cash flows of the Guarantor and its consolidated subsidiaries for the periods specified; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted by the European Union and as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved (except as otherwise specified in the notes thereto).
     (d) No Material Adverse Change in Business.
     Since the respective dates as of which information is given in the Registration Statement, in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus, except as otherwise stated therein (exclusive of amendments and supplements thereto after the Applicable Time), there has been no material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of Thomson Reuters considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”).
     (e) Good Standing of the Company and the Guarantor.
     (i) The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of the Province of Ontario and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and to enter into and perform its obligations under this Agreement.
     (ii) The Guarantor has been duly incorporated and registered as a public limited company under the laws of England and Wales and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and to enter into and perform its obligations under this Agreement.
     (f) Due Authorization.
     This Agreement has been duly authorized, executed and delivered by the Company and the Guarantor. The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and, when duly executed and delivered by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Underwritten Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and will be in the form contemplated by, and entitled to the benefits of, the

Indenture. The Guarantee has been duly authorized, executed and delivered by the Guarantor and constitutes a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms. The foregoing representations in respect of the enforcement of the Indenture or the obligations represented by the Underwritten Securities or the Guarantee may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; the Underwritten Securities, the Guarantee and the Indenture conform in all material respects to the respective statements relating thereto contained in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus and the Underwritten Securities and the Indenture will be in substantially the respective form filed or incorporated by reference, as the case may be, as exhibits to the Registration Statement.
     (g) Absence of Defaults and Conflicts.
     None of the Company, the Guarantor or any of their subsidiaries is in violation of its charter or by-laws or equivalent organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company, the Guarantor or any of their subsidiaries is a party or by which any of them may be bound, or to which any of the property or assets of the Company, the Guarantor or any of their subsidiaries is subject (collectively, “Agreements and Instruments”) except for such violations or defaults that are described in the Canadian Final Prospectus (exclusive of any amendments or supplements thereto), the Disclosure Package, and in the U.S. Final Prospectus (exclusive of any amendments or supplements thereto) or that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indenture, the Underwritten Securities and the Guarantee and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Securities) and compliance by the Company and the Guarantor with their obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company, the Guarantor or any of their subsidiaries pursuant to, the Agreements and Instruments (except for such Repayment Events or conflicts, breaches or defaults or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws or equivalent organizational documents of the Company, the Guarantor or any of their subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company, the Guarantor or any of their subsidiaries or any of their assets, properties or operations, except for such violations that would not result in a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company, the Guarantor or any of their subsidiaries.
     (h) Absence of Further Requirements.
     No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company and the Guarantor of their obligations hereunder, in connection with the offering, issuance or sale of the Securities or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture, the Underwritten Securities and the Guarantee, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws or securities laws in the Province of Ontario and will be obtained prior to the Closing Time.
     (i) Maintenance of Internal Controls and Procedures.
     The Company and the Guarantor maintain disclosure and internal controls and procedures in accordance with paragraph (a) of Rule 13a-15 under the 1934 Act, their management has conducted the evaluations required under paragraph (b) and (c) of such rule, and the Company and the Guarantor have disclosed the conclusions of their principal executive and principal financial officers regarding the effectiveness of their disclosure controls and internal control over financial reporting and procedures based on such evaluations, as required by Form 40-F with respect to the Company and by Form 20-F with respect to the Guarantor.
     (j) Independent Chartered Accountants
     (i) To the best of the Company’s knowledge, PricewaterhouseCoopers LLP, Chartered Accountants, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included and incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Company within the meaning of the 1934 Act and the applicable published rules and regulations thereunder and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
     (ii) To the best of the Guarantor’s knowledge, PricewaterhouseCoopers LLP, Chartered Accountants, who have certified certain financial statements of the Guarantor and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included and incorporated by reference in the Canadian Final Prospectus, Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Guarantor within the meaning of the 1934 Act and the applicable published rules and regulations thereunder.

     SECTION 2. Sale and Delivery to Underwriters; Closing.
     (a) Securities.
     The obligations of the Underwriters to purchase, and the Company to sell, the Underwritten Securities shall be evidenced by the Terms Agreement. The Terms Agreement specifies the principal amount of the Underwritten Securities, the names of the Underwriters participating in the offering (subject to substitution as provided in Section 10 hereof) and the principal amount of Underwritten Securities which each Underwriter severally has agreed to purchase, the purchase price to be paid by the Underwriters for the Underwritten Securities, the initial public offering price, if any, of the Underwritten Securities and any terms of the Underwritten Securities not already specified in the Indenture pursuant to which they are being issued (including, but not limited to, designations, denominations, current ratings, interest rates or formulas and payment dates, maturity dates, conversion provisions, redemption provisions and sinking fund requirements).
     The several commitments of the Underwriters to purchase Underwritten Securities pursuant to the Terms Agreement shall be deemed to have been made on the basis of the representations and warranties herein contained and shall be subject to the terms and conditions herein set forth.
     The several Underwriters propose to offer the Underwritten Securities for sale upon the terms and conditions set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.
     (b) Payment.
     Payment of the purchase price for, and delivery of the Underwritten Securities to be purchased shall be made at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date of the Terms Agreement (unless postponed in accordance with the provisions of Section 10), or such other time after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called the “Closing Time”).
     Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of the Underwritten Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Underwritten Securities which it has agreed to purchase. The Representatives, individually and not as representatives of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Underwritten Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder and under the Terms Agreement.

     (c) Denominations; Registration.
     Certificates for the Underwritten Securities shall be in such denominations ($2,000 or integral multiples of $1,000 in excess thereof) and registered in such name or names as the Representatives may request in writing at least one full business day before the Closing Time. The Underwritten Securities, which may be in temporary form, will be made available for examination and packaging by the Representatives in The City of New York not later than 1:00 P.M. (Eastern time) on the business day prior to the Closing Time.
     SECTION 3. Covenants of the Company and the Guarantor.
     The Company and the Guarantor, jointly and severally, covenant with the Representatives, and with each Underwriter participating in the offering of Securities, as follows:
     (a) Compliance with Securities Regulations and Commission Requests.
     Prior to the termination of the offering of the Securities, neither the Company nor the Guarantor will file any amendment to the Registration Statement (including the U.S. Final Prospectus or any U.S. Preliminary Prospectus) or supplement the Canadian Base Prospectus unless the Company or the Guarantor has furnished to the Representatives a copy for their review prior to filing. Subject to the foregoing sentence and immediately following the execution of a Terms Agreement, the Company and the Guarantor will prepare (A) a final term sheet, containing solely a description of the Securities, in the form set forth in Schedule B to the Terms Agreement and will file such term sheet with the Commission pursuant to Rule 433(d) under the 1933 Act within the time required by such Rule and will promptly file all material required to be filed with the Commission pursuant to Rules 433(d) and 424(b) under the 1933 Act, as applicable, and (B) the Canadian Final Prospectus and the U.S. Final Prospectus setting forth the principal amount of Underwritten Securities covered thereby and their terms not otherwise specified in the Indenture pursuant to which the Underwritten Securities are being issued, the names of the Underwriters participating in the offering and the principal amount of Underwritten Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the offering, the price at which the Underwritten Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the selling concession and reallowance, if any, in a form approved by the Representatives (acting reasonably) and will file such Canadian Final Prospectus with the Reviewing Authority and the Qualifying Authorities in accordance with the Shelf Procedures and file such U.S. Final Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 and Rule 424(b) under the 1933 Act, as applicable, within the time required by the rules of the Commission and the Reviewing Authority and the Qualifying Authorities. The Company and the Guarantor will promptly file all reports required to be filed by them with the Reviewing Authority pursuant to the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, with Qualifying Authorities as required pursuant to the Canadian Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is required in connection with the offering or sale of the Securities, and during such same period will advise the Representatives, promptly after they receive notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or, to the knowledge of the Company and the Guarantor, threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities; and, the Company and the Guarantor will make every commercially reasonable effort to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly make every commercially reasonable effort to obtain the withdrawal of such order.
     (b) Filing of Amendments.
     If, at any time when a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the 1933 Act) is required to be delivered under the 1933 Act, any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus or the U.S. Final Prospectus to comply with the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority, the Canadian Securities Laws, the 1933 Act or the 1934 Act, or the respective rules thereunder, the Company and the Guarantor promptly will (1) notify the Representatives of such event, (2) prepare and file with the Reviewing Authority, the Qualifying Authorities and the Commission, subject to the first sentence of paragraph (a) of this Section 3, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Final Prospectus and U.S. Final Prospectus to the Representatives in such quantities as they may reasonably request.
     (c) Delivery of Filed Documents.
     The Company and the Guarantor have furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Canadian Base Prospectus and the Canadian Final Prospectus, approved, signed and certified as required by the securities laws of the Province of Ontario and the Canadian Securities Laws and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein and including a signed copy of the Form F-X), signed copies of all consents and certificates of experts and as many copies of the U.S. Final Prospectus and of the Canadian Final Prospectus (each as amended or supplemented) as the Representatives may reasonably request.
     (d) Blue Sky Qualifications.
     The Company and the Guarantor will use their commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Representatives may designate and to maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Company and the Guarantor shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which they are not so qualified or to subject themselves to taxation in respect of doing business in any jurisdiction in which they are not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company and the Guarantor will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect so long as required for the sale of the Securities. The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Securities for investment under the laws of such jurisdictions as the Underwriters may reasonably request.
     (e) Issuer Free Writing Prospectus.
     The Company and the Guarantor agree that unless they obtain the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company and the Guarantor that, unless it has obtained the prior written consent of the Company and the Guarantor, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act (“Issuer Free Writing Prospectus”) or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the 1933 Act) required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the final term sheet prepared and filed pursuant to Section 3(a) hereof, any free writing prospectus that contains only information describing the terms of the Securities or their offering that is included in the preliminary prospectus or the U.S. Final Prospectus and the Free Writing Prospectuses, if any, included in Schedule C to the Terms Agreement. Any such free writing prospectus consented to by the Representatives, each Underwriter and the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company and the Guarantor agree that (x) they have treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) they have complied and will comply, as the case may be, with the requirements of Rules 164 and 433, in each case, under the 1933 Act, applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

     (f) Rule 158.
     With respect to the Securities, the Company and the Guarantor will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.
     (g) Use of Proceeds.
     Thomson Reuters will use the net proceeds received by it from the sale of the Underwritten Securities in the manner specified in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus under “Use of Proceeds”.
     (h) Restriction on Sale of Securities.
     Other than an offer, issuance or sale of debt securities of the Company or the Guarantor in Canada previously disclosed, or will be disclosed, to the Representatives, during the period between the execution of a Terms Agreement and the Closing Date, the Company and the Guarantor will not, without the prior written consent of the Representatives, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of the Company or the Guarantor having a term of in excess of twelve months.
     SECTION 4. Payment of Expenses.
     (a) Expenses.
     The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, any preliminary prospectuses, any Issuer Free Writing Prospectuses, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Terms Agreement, any Agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the Underwritten Securities to the Underwriters, (iv) the fees and disbursements of Thomson Reuters counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including the filing fees incident to any necessary filings under state securities laws and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any blue sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of any preliminary prospectus, Issuer Free Writing Prospectus and of the U.S. Final Prospectus and the Canadian Final Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of any blue sky survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Underwritten Securities and (ix) any fees payable in connection with the rating of the Securities. It is hereafter understood that except as specifically provided in this Section 4, the Underwriters will pay their own costs and expenses, including fees of their counsel, transfer taxes on resale of the Underwritten Securities by them and any advertising expenses in connection with the selling efforts they undertake.
     (b) Termination of Agreement.
     If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.
     SECTION 5. Conditions of Underwriters’ Obligations.
     The obligations of the several Underwriters to purchase Underwritten Securities pursuant to a Terms Agreement are subject to the accuracy in all material respects of the representations and warranties of the Company and the Guarantor in Section 1 hereof as of the date of the applicable Terms Agreement, as of the Applicable Time and as of the Closing Time or in certificates of any officer of Thomson Reuters delivered pursuant to the provisions hereof, to the performance by the Company and the Guarantor in all material respects of their covenants and other obligations hereunder, and to the following further conditions:
     (a) Effectiveness of Registration Statement.
     The Canadian Final Prospectus, as amended and supplemented has been filed with the Reviewing Authority and the Qualifying Authorities under the Shelf Procedures pursuant to the applicable rules and regulations of the Reviewing Authority and the Qualifying Authorities; the U.S. Final Prospectus has been filed with the Commission pursuant to General Instruction II.K of Form F-9 and Rule 424(b) under the 1933 Act, as applicable, under the 1933 Act within the applicable time period prescribed for filing and the Registration Statement has become effective under the 1933 Act; the final term sheet contemplated by Section 3(a) hereof, and any other material required to be filed by the Company or the Guarantor pursuant to Rules 433(d) and 424(b), shall have been filed with the Reviewing Authority and with the Commission within the applicable time period prescribed for such filing by, where applicable, Rule 433; and at the Applicable Time and at the Closing Time: no stop order suspending the effectiveness of the Registration Statement under the 1933 Act shall have been issued and no proceeding for that purpose shall have been initiated, or to the knowledge of the Company or the Guarantor, threatened by the Commission; no order of the Reviewing Authority or any Qualifying Authority to cease distribution of the Securities under any Issuer Free Writing Prospectus or under the Canadian Final Prospectus as amended or supplemented has been issued, and no proceedings for such purpose have been instituted or, to the knowledge of the Company or the Guarantor, threatened; and all requests for additional information in connection with the offering of the

Securities on the part of the Commission, the Reviewing Authority or any Qualifying Authority shall have been complied with.
     (b) (i) Opinion of Canadian and U.S. Counsel for Thomson Reuters.
     At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Torys LLP, Canadian and U.S. counsel for Thomson Reuters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibits A and B hereto.
           (ii) Opinion of U.K. Counsel for Thomson Reuters.
     At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Allen & Overy LLP, U.K. counsel for Thomson Reuters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit C hereto.
     (c) Opinion of U.S. Counsel for Underwriters.
     At the Closing Time, the Representatives shall have received the favorable opinion, dated as of the date of the Closing Time, of Shearman & Sterling LLP, U.S. counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters set forth in clauses (ii) through (iv), inclusive, (ix) and the penultimate paragraph of Exhibit B hereto. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of Thomson Reuters and certificates of public officials.
     (d) Officers’ Certificate of Thomson Reuters.
     At the Closing Time, there shall not have been, since the Applicable Time or since the respective dates as of which information is given in the Disclosure Package, in the U.S. Final Prospectus, except as otherwise stated therein (exclusive of any amendments or supplements thereto after the Applicable Time) and in the Canadian Final Prospectus (exclusive of any amendments or supplements thereto after the Applicable Time), any material adverse change in the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of Thomson Reuters considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the President, Vice President or Treasurer of Thomson Reuters and of the Chief Financial Officer or Chief Accounting Officer of Thomson Reuters, dated as of the Closing Time, to the effect that (A) there has been no such material adverse change, (B) the representations and warranties regarding the Company and the Guarantor in Section 1 hereof are true and correct in all material respects with the same force and effect as though expressly made at and as of the Closing Time, (C) the Company and the Guarantor have complied in all material respects with all agreements and satisfied in all material respects all conditions on their part to be performed or satisfied at or prior to the Closing Time, and (D) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued and no order having the effect of ceasing or suspending the distribution of the Underwritten Securities has been issued by the Commission, the Reviewing Authority or any Qualifying Authority and no proceedings for that purpose have been instituted, or to the knowledge of the Company and the Guarantor, are pending or are contemplated by the Commission, the Reviewing Authority or any Qualifying Authority.
     (e) Accountants’ Comfort Letters.
     At the Applicable Time, the Representatives shall have received from PricewaterhouseCoopers LLP letters, related to the Company and the Guarantor, respectively, dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Disclosure Package.
     (f) Bring-down Comfort Letters.
     At the Closing Time, the Representatives shall have received from PricewaterhouseCoopers LLP letters, related to the Company and the Guarantor, respectively, dated as of the date of the Closing Time, to the effect that they reaffirm the statements made in the letters furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time, and except that the references to the U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus shall reference the U.S. Final Prospectus and the Canadian Final Prospectus, respectively.
     (g) Maintenance of Rating.
     Since the Applicable Time and prior to the Closing Time, there shall not have occurred a downgrading in the rating assigned to the Underwritten Securities by any “nationally recognized statistical rating organization”, as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Underwritten Securities.
     (h) Additional Documents.
     At the Closing Time, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Guarantor in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

     (i) Termination of Agreement.
     If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 11 and 12 shall survive any such termination and remain in full force and effect.
     SECTION 6. Indemnification.
     (a) Indemnification of Underwriters.
     (i) The Company and the Guarantor, jointly and severally, agree to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:
     (A) against any and all loss, liability, claim, damage and reasonably incurred expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or Issuer Free Writing Prospectus or the Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
     (B) against any and all loss, liability, claim, damage and reasonably incurred expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and
     (C) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;
provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the

Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto).
     (b) Indemnification of Company, Guarantor, Directors and Officers.
     Each Underwriter severally agrees to indemnify and hold harmless the Company, the Guarantor, their directors, each of their officers who signed the Registration Statement or the Canadian Final Prospectus, and each person, if any, who controls the Company or the Guarantor within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and reasonably incurred expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the Disclosure Package or the U.S. Final Prospectus or the Canadian Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Disclosure Package or the U.S. Final Prospectus (or any amendment or supplement thereto) or the Canadian Final Prospectus (or any amendment or supplement thereto).
     (c) Actions against Parties; Notification.
     Each indemnified party shall give notice in writing as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense, in accordance with Sections 6(a) and 6(b), to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. Except as set out above, in no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
     (d) Settlement without Consent if Failure to Reimburse.
     If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel in accordance with this Section 6, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(i)(B) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.
     SECTION 7. Contribution.
     If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantor on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.
     The relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Guarantor and the total underwriting discount and commissions received by the Underwriters, in each case as set forth on the cover of the U.S. Final Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.
     The relative fault of the Company and the Guarantor on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Guarantor or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.
     Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.
     No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
     For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company or the Guarantor, each officer of the Company or the Guarantor who signed the Registration Statement, and each person, if any, who controls the Company or the Guarantor within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company or the Guarantor, respectively. The Underwriters’ respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in the applicable Terms Agreement and not joint.

               SECTION 8. Representations, Warranties and Agreements to Survive Delivery.
               All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or the Guarantor submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person of any Underwriter, or by or on behalf of the Company or the Guarantor, and shall survive delivery of the Securities to the Underwriters.
               SECTION 9. Termination of Agreement.
               (a) Termination; General.
               The Representatives may terminate any obligations under this Agreement to purchase Underwritten Securities pursuant to a Terms Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has occurred any outbreak of hostilities or escalation thereof or other calamity or crisis or any change in national or international political, financial or economic conditions, in each case which is such as to make it, in the reasonable judgment of the Representatives, impracticable to market the Underwritten Securities or to enforce contracts for the sale of the Underwritten Securities, or (ii) if a banking moratorium has been declared by any Canadian or U.S. federal or New York State authorities.
               (b) Liabilities.
               If any obligations under this Agreement are terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 11, and 12 shall survive such termination and remain in full force and effect with respect thereto.
               SECTION 10. Default by One or More of the Underwriters.
               If one or more of the Underwriters shall fail at Closing Time to purchase the Underwritten Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:
     (a) if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or
     (b) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Underwritten Securities to be purchased hereunder, this

Agreement shall terminate without liability on the part of any non-defaulting Underwriter.
     No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.
     In the event of any such default which does not result in a termination of this Agreement, either the Representatives or the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, Disclosure Package, U.S. Final Prospectus or Canadian Final Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section.
     SECTION 11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.
     By the execution and delivery of this Agreement, each of the Company and the Guarantor (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Thomson Holdings Inc., 3 Times Square, New York, New York 10036 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or New York state court in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Company (mailed or delivered to its General Counsel at its registered office in Toronto, Ontario, Canada for the Company and its General Counsel at its registered office in London, England, United Kingdom for the Guarantor, respectively), shall be deemed in every respect effective service of process upon the Company or the Guarantor, respectively, in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.
     To the extent that either of the Company or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its respective obligations under the above-referenced documents, to the extent permitted by law; provided, however, that nothing in this paragraph shall require either of the Company or the Guarantor to attorn to the jurisdiction of any court, other than any United States federal or state court located in the Borough of Manhattan, The City of New York, as provided above.

     The provisions of this Section shall survive any termination of this Agreement, in whole or in part.
     SECTION 12. Judgment Currency.
     The Company and the Guarantor, jointly and severally, agree to indemnify each Underwriter against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
     SECTION 13. Notices.
     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives as set out in the Terms Agreement; notices to the Company and the Guarantor shall be directed to it, respectively, at 3 Times Square, New York, New York 10036, attention: General Counsel, with an additional copy directed to it at 3 Times Square, New York, New York 10036, attention: Treasurer. Any party may change its address for notice by providing notice to the other parties hereto given in the manner provided herein.
     SECTION 14. Parties.
     This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company and the Guarantor and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Guarantor and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and the Guarantor and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Underwritten Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.
     SECTION 15. No Advisory or Fiduciary Relationships.

     Each of the Company and the Guarantor acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Guarantor with respect to the offering of Securities contemplated hereby and not as a financial advisor or a fiduciary to the Company, Guarantor or any other person.  Additionally, with respect to the offering of Securities contemplated hereby, the Underwriters are not advising the Company, the Guarantor or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Company and the Guarantor shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or the Guarantor with respect thereto. Any review by the Underwriters of the Company, the Guarantor, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or the Guarantor.
     SECTION 16. GOVERNING LAW AND TIME.
     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICT OF LAWS). SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.
     SECTION 17. Effect of Headings.
     The Article and Section headings herein are for convenience only and shall not affect the construction hereof.
     SECTION 18. Counterparts.
     The Terms Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Exhibit A
OPINION OF TORYS
THOMSON REUTERS CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)(i)
          (i) The Company has been incorporated and is validly existing as a corporation under the laws of the Province of Ontario.
          (ii) The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus and to enter into and perform its obligations under the Agreement.
          (iii) The authorized share capital of the Company is as set forth in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus under the caption “Share Capital.”
          (iv) The Agreement has been duly authorized, and, to the extent execution and delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company.
          (v) The Underwritten Securities have been duly authorized by the Company and, assuming that the Underwritten Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York law, the Underwritten Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Company; the Underwritten Securities are in the form contemplated by the Indenture and conform in all material respects to the description thereof in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus.
          (vi) The Indenture has been duly authorized and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Company; the Indenture conforms in all material respects to the description thereof in the Disclosure Package, the U.S. Final Prospectus and in the Canadian Final Prospectus.
          (vii) The Company is a reporting issuer in the Province of Ontario and is not on the list of defaulting issuers maintained by the Reviewing Authority.
          (viii) The Indenture and the issuance of the Underwritten Securities thereunder comply, to the extent applicable, with the provisions of the Business Corporations Act (Ontario); no registration, filing or recording of the Indenture under the laws of Canada or the Province of Ontario is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by the Agreement or the Indenture. All necessary documents have been filed, all necessary proceedings have been taken by the Company and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of the Province of Ontario to permit the Underwritten Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System (“MJDS”) in the United States; and no other consent, approval, authorization, license, order, registration, qualification or decree of or with any government, governmental instrumentality, authority or agency or court of Canada or of the Province of Ontario is required for such issuance, offering, sale or delivery of the Underwritten Securities pursuant to MJDS in the United States or the consummation by the Company of the transactions contemplated by this Agreement, except such as have been obtained.
          (ix) The Underwritten Securities conform in all material respects to the descriptions thereof contained in the Disclosure Package, in the U.S. Final Prospectus and in the Canadian Final Prospectus.
          (x) A receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and, to the best of our knowledge, neither the Reviewing Authority nor any Qualifying Authority has revoked such receipt and no order suspending the distribution of the Underwritten Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority or any Qualifying Authority.
          (xi) The Canadian Final Prospectus (excluding the financial statements and other financial data included or incorporated therein or omitted therefrom as to which such counsel need express no opinion) appears on its face to have been appropriately responsive in all material respects to the requirements of the securities laws, rules and regulations applicable in the Province of Ontario as interpreted by the Reviewing Authority and the requirements of the Canadian Securities Laws for a public distribution in the United States only of securities pursuant to 71-101CP. The form of definitive global security representing the Underwritten Securities has been duly approved and adopted by the Company.
          (xii) To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any Canadian court or governmental agency or body, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.
          (xiii) The information in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under “Certain Canadian Federal Income Tax Considerations”, to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.
          (xiv) There are no reports or other information that in accordance with the requirements of the Reviewing Authority or any Qualifying Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority or any

Qualifying Authority in connection with the Canadian Final Prospectus that have not been filed as required.
          (xv) The Company is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Securities.
          (xvi) The Canadian Final Prospectus has been filed with the Reviewing Authority and the Qualifying Authorities in the manner and within the time period required by the Shelf Procedures.
          (xvii) The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not, to the best of our knowledge, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section 1(g) of the Agreement) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any material contract, indenture, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company is a party or by which it may be bound, or to which any of the property or assets of the Company is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company, or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any Canadian or Ontario government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.
          (xviii) A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Agreement, the Underwritten Securities and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of New York Law is not contrary to public policy, as that term is applied by an Ontario Court.
          (xix) There are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern the Agreement, the Underwritten Securities and the Indenture.
          (xx) In an action on a final, conclusive and subsisting judgment in personam of any federal or state court sitting in The City of New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would give effect to the appointment by the Company of Thomson Holdings Inc. as its agent to receive service of process in the United States under the Registration Statement, Indenture and the Agreement and to the provisions in the Indenture and the Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court.
          (xxi) If the Agreement, the Underwritten Securities or the Indenture are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, and an Ontario Court recognized the choice of New York Law, an Ontario Court would upon appropriate evidence as to such law being adduced, apply such law in the enforcement of such documents, provided that none of the provisions of the Agreement, the Underwritten Securities or the Indenture, or of applicable New York Law, is contrary to public policy as that term is applied by an Ontario Court; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by an Ontario Court, for it to do so; or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere.
          (xxii) The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought before an Ontario Court on a final and conclusive judgment in personam of a New York Court respecting the enforcement of the Agreement, the Underwritten Securities or the Indenture that is not impeachable as void or voidable or otherwise ineffective under New York Law and for a sum certain if: (a) the New York Court rendering such judgment had jurisdiction over the Company, as recognized by an Ontario Court; (b) such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory, and the enforcement thereof would not be inconsistent with public policy as such term is understood under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (c) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (d) the action to enforce such judgment is commenced within the applicable limitation period.
          (xxiii) All payments by the Company pursuant to the Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.
          We have participated in the preparation of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and in conferences with officers and other representatives of Thomson Reuters, representatives of the independent chartered accountants for Thomson Reuters, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, except for those referred to in paragraph (xiii) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that (i) any such document (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom as to which we need make no statement) at the time as such document was filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) that the Canadian Final Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the Canadian Final Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the Applicable Time included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          In rendering such opinion, such counsel may rely, as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of Thomson Reuters and public officials. Such counsel may also rely as to matters involving the application of laws of any jurisdiction other than the Province of Ontario or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel who are reasonably satisfactory to counsel for the Underwriters.

Exhibit B
OPINION OF TORYS
THOMSON REUTERS U.S. COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)(i)
          (i) Each U.S. Material Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package, in the Canadian Final Prospectus and in the U.S. Final Prospectus; except as otherwise disclosed in the Disclosure Package and the U.S. Final Prospectus, all of the issued and outstanding capital stock of each U.S. Material Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of our knowledge, based solely upon our review of the minute books, is owned by the Company, directly or through subsidiaries. Material Subsidiary means, for this purpose, the subsidiaries of the Company and the Guarantor for which either (A) the total assets of the subsidiary exceed 10 per cent of the consolidated assets of Thomson Reuters or (B) the sales and operating revenues of the subsidiary exceed 10 per cent of the consolidated sales and operating revenues of Thomson Reuters, in each case as determined by Thomson Reuters (i) based on unaudited, pro forma consolidated financial statements of the Company as at and for the year ended December 31, 2007, (ii) excluding intermediate holding companies and (iii) excluding certain subsidiaries disclosed to the Representatives (which, as of December 31, 2007, held cash proceeds from the sale of Thomson Learning which were applied towards the cash consideration for the Reuters acquisition).
          (ii) Assuming the due authorization, execution and delivery of the Agreement by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.
          (iii) Assuming the due authorization, execution and delivery of the Indenture by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authorization, execution and delivery of the Indenture by the Trustee, the Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the Indenture has been duly qualified under the applicable provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
          (iv) Assuming the due authorization, execution, issuance and delivery of the Underwritten Securities by the Company under the laws of the Province of Ontario and the federal laws of Canada applicable therein and assuming the due authentication of the Underwritten Securities by the Trustee in the manner described in its certificate delivered to you today (which fact we have not determined by an inspection of the Underwritten Securities), the Underwritten Securities (to the extent that execution, issuance and delivery are governed by the laws of New York) have been duly executed, issued and delivered and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms , except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be entitled to the benefits of the Indenture.
          (v) The Registration Statement is effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and, to the best of our knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.
          (vi) To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body in the United States, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.
          (vii) The information in the Disclosure Package and the U.S. Final Prospectus under “Certain United States Federal Income Tax Considerations”, to the extent that it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects.
          (viii) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency in the United States (other than under the 1933 Act and the 1933 Act Regulations, which have been obtained, or as may be required under the securities or blue sky laws of the various states) is necessary or required in connection with the due authorization, execution and delivery of the Agreement, the due execution, delivery or performance of the Indenture by the Company, the offering, issuance, sale or delivery of the Underwritten Securities , the due authorization, execution and delivery of the Guarantee or for the issuance or delivery of the Guarantee.
          (ix) The execution, delivery and performance of the Agreement, the Indenture and the Underwritten Securities and the consummation of the transactions contemplated in the

Agreement and in the Registration Statement (including the issuance and sale of the Underwritten Securities) and compliance by the Company with its obligations under the Agreement, the Indenture and the Underwritten Securities do not and will not result in any violation of the provisions of the charter or by-laws of any U.S. Subsidiary, or result in any violation of any applicable U.S. or New York law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any U.S. government, government instrumentality or court, having jurisdiction over the Company or any of its properties, assets or operations.
          (x) The Company is not and, after giving effect to the offering and sale of the Underwritten Securities and the application of the proceeds as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
          (xi) Assuming the due authorization, execution and delivery of the Agreement and the Indenture by the Company under the laws of Canada, the submission by the Company to the non-exclusive jurisdiction of any New York Court pursuant to Section 11 of the Agreement and Section 113 of the Indenture is effective and the appointment of the agent for service of process pursuant to Section 11 of the Agreement and Section 113 of the Indenture is binding on the Company.
          (xii) Each document, if any, filed pursuant to the 1934 Act and incorporated by reference in the Disclosure Package or the U.S. Final Prospectus (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied when so filed as to form in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder; the Registration Statement and the U.S. Final Prospectus and each amendment or supplement to the Registration Statement and the U.S. Final Prospectus as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.
          We have participated in the preparation of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, at which the contents of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and related matters were discussed and, although we have not undertaken to investigate or verify independently, and we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, except for those referred to in paragraph (viii) above, on the basis of the foregoing, nothing has come to our attention that would lead us to believe that (i) the Registration Statement or any amendment thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom and except for the Statement of Eligibility and Qualification on Form T-1 of a Trustee as to which we need make no statement) at the time such Registration Statement or any such amendment became effective or at the Applicable Time contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) that the U.S. Final Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the time the U.S. Final Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated therein or omitted therefrom, as to which we need make no statement), at the Applicable Time included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          In rendering such opinion, such counsel may rely as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

Exhibit C
OPINION OF ALLEN & OVERY LLP
THOMSON REUTERS U.K. COUNSEL
TO BE DELIVERED PURSUANT TO
SECTION 5(b)(ii)
     (i) The Guarantor is duly incorporated and validly existing as a public company with limited liability under the laws of England.
     (ii) The Guarantor has the corporate power and authority to enter into and perform the Deed of Guarantee, the Terms Agreement and the Service of Process Letter and has taken all necessary corporate action to authorise the entry into, delivery and performance of the Deed of Guarantee, the Terms Agreement and the Service of Process Letter. The Guarantor has the corporate power and authority to conduct its business as described in the Prospectus Supplement and the Short Form Base Shelf Prospectus.
     (iii) The Deed of Guarantee constitutes the Guarantor’s legally binding, valid and enforceable obligation.
     (iv) The entry into and performance by the Guarantor of each of the Deed of Guarantee and the Terms Agreement will not violate any provision of (a) any existing English law applicable to companies generally, (b) its Memorandum or Articles of Association, or (c) to the best of our knowledge, any material contract, indenture, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Guarantor is a party or by which it may be bound, or to which any of the property or assets of the Guarantor is subject (except for any violation that would not have a Material Adverse Effect (as defined in the Terms Agreement).
     (v) No authorisations, approvals or consents of any governmental, regulatory, judicial or public bodies or authorities in England are required by the Guarantor in connection with, its entry into, or the performance, validity or enforceability of its obligations under, the Deed of Guarantee and the Terms Agreement.
     (vi) It is not necessary or advisable to file, register or record the Deed of Guarantee or the Terms Agreement in any public place or elsewhere in England to ensure the validity, binding effect and enforceability of the Deed of Guarantee or the Terms Agreement.
     (vii) No stamp, registration or similar tax or charge is payable in England in respect of the Deed of Guarantee or the Terms Agreement.
     (viii) The choice of English law as the governing law of the Deed of Guarantee would be upheld as a valid choice by the courts of England except that, where all the other elements relevant to the Deed of Guarantee at the time of the choice are connected with one country only, the fact that the parties have chosen English law will not prejudice the application of any mandatory rules under the laws of that other country which cannot be derogated from by contract.
     (ix) An English court will generally respect the submission by the Guarantor in the Terms Agreement to the non-exclusive jurisdiction of any US federal court or New York State court in the Borough of Manhattan in The City of New York. However, an English court may refuse to stay or set aside its own proceedings in relation to the Terms Agreement if it considers that:
          (a) it is a more appropriate forum for the dispute than the above courts;
          (b) the defendant has taken steps in the proceedings before the English courts; or

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          (c) it has jurisdiction by virtue of Council Regulation (EC) 44/2001 of 22 December 2000 (if applicable, as applied by the Agreement made on 19 October 2005 between the European Community and the Kingdom of Denmark on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (OJ No. L299 16.11.2005 at p.62)), the Brussels Convention of 1968 (as enacted by the Civil Jurisdiction and Judgments Act 1982) or the Lugano Convention of 1988 (as enacted by the Civil Jurisdiction and Judgments Act 1991) on jurisdiction and the enforcement of judgments..
     (x) The choice of the laws of the State of New York without regard to principles of conflicts of laws thereof as the governing law of the Terms Agreement would be upheld as a valid choice by the courts of England except that:
          (a) where all the other elements relevant to the Terms Agreement at the time of the choice are connected with one country only, the fact that the parties have chosen the laws of the State of New York will not prejudice the application of any mandatory rules under the laws of that other country which cannot be derogated from by contract;
          (b) the chosen law will not restrict the application of any rules of English law in a situation where they are mandatory irrespective of the law otherwise applicable to the Terms Agreement; and
          (c) the chosen law may not be applied if its application would be incompatible with English public policy.
     We know no reason under the current laws of England as to why the express terms of the Terms Agreement should be contrary to English public policy or incompatible with the mandatory laws of England.
     (xi) A judgment obtained against the Guarantor by a US federal court or New York State court in the Borough of Manhattan in The City of New York could not be enforced by registration in the English courts but the judgment would be treated as constituting a cause of action against the Guarantor and could be sued upon summarily in the English courts. The English courts should enter judgment against the Guarantor in such proceedings, without re-examination of the merits of the original judgment, provided that:
          (a) the original court was of competent jurisdiction and the original judgment is final and conclusive;
          (b) the original judgment is not for multiple damages (as defined by the Protection of Trading Interests Act 1980);
          (c) the original judgment is for a fixed sum of money and not for a tax, fine or penalty;
          (d) the original judgment was not obtained by fraud, or in proceedings contrary to natural justice and its enforcement is not contrary to English public policy;
          (e) enforcement proceedings are instituted within six years after the date of the judgment; and

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          (f) the original judgment is not inconsistent with an English judgment in respect of the same point at issue.
     This opinion is subject to the following qualifications:
          (a) there is doubt as to the enforceability in England and Wales of US judgments in respect of civil judgments predicated purely on US securities laws; and
          (b) no account has been taken in this opinion of the future exercise of powers by the UK Government pursuant to section 5(4) of the Protection of Trading Interests Act 1980.
     (xii) The Deed of Guarantee conforms in all material respects to the description thereof contained under “Description of Thomson Reuters PLC Guarantee” appearing on pages 23 to 25 of the Short Form Base Shelf Prospectus.
     (xiii) To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Guarantor is a party, or to which the property of the Guarantor is subject, before any court in England and Wales, which might reasonably be expected to result in a Material Adverse Effect (as defined in the Terms Agreement) or which might reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in the Terms Agreement or the performance by the Guarantor of its obligations thereunder.

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